SUB-ITEM 77Q2: Item 405

The Emerging Markets Telecommunications Fund, Inc.

Section 16(a) Beneficial Ownership Reporting Compliance

Director	Filing Status	Form	# Transaction
Enrique Arzac	Late	Form 4	2
James Cattano	Late	Form 4	2
Walter Eberstadt	Late	Form 4	1
Steven Rappaport	Late	Form 4	2
Martin Torino	Late	Form 4	1